UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION OF NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51068

Yukon Gold Corporation, Inc.
(Exact name of registrant as specified in its charter)

1226 White Oaks Blvd., Ste. 10A, Oakville, Ontario, Canada L6H 2B9 (905-845-1073)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule	12g-4(a)(1)	[ ]
Rule	12g-4(a)(2)	[X]
Rule	12h-3(b)(1)(i)	[ ]
Rule	12h-3(b)(1)(ii)	[ ]
Rule	15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 497

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 13, 2011	By:	/s/ J.L. Guerra, Jr.
J.L. Guerra, Jr., President & CEO